THIRD AMENDMENT AND WAIVER AGREEMENT

This Third Amendment and Waiver Agreement (the “Agreement”) is being entered into as of November 16, 2006 by and among Corgi International Limited, a corporation organized under the laws of Hong Kong (the “Company”), and certain of the entities and individuals listed on the Schedule of Purchasers (the “Purchasers”) attached as Exhibit C to that certain Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the Purchasers, as amended by that certain Amendment and Waiver Agreement (the “Initial Amendment”) and that certain Second Amendment and Waiver Agreement (the “Second Amendment”) previously executed and delivered by the Company and certain of the Purchasers (together, the “April Purchase Agreement”). Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the April Purchase Agreement.

Whereas, pursuant to the terms of the April Purchase Agreement the Company has issued promissory notes (collectively, the “Notes”) and warrants to purchase American Depositary Shares (collectively, the “Warrants”) to the Purchasers; and

Whereas, contemporaneously herewith, the Company is entering into a Purchase Agreement (the “New Purchase Agreement”) with various entities and individuals, including the Purchasers (the “Investors”), pursuant to which the Company is issuing American Depositary Shares and warrants (the “New Financing”) and will at the time of such issuance enter into a Registration Rights Agreement with the investors in the New Financing and the Purchasers (the “New Registration Rights Agreement”), and the Company and the Purchasers that are parties to this Agreement desire to conform certain provisions of the April Purchase Agreement to those of the New Purchase Agreement and the New Registration Rights Agreement; and

Whereas, pursuant to Section 9.1 of the April Purchase Agreement, the written consent of the Company and the record holders of more than 60% of the Registrable Shares then outstanding and held by Purchasers may waive or amend any term of Article VII of the Purchase Agreement, and any such amendment or waiver shall be binding upon the Company and all holders of Registrable Shares; and

Whereas, the Purchasers that are parties to this Agreement are holders of more than 60% of the Registrable Shares as of the date of this Agreement; and

Whereas, pursuant to Section 11 of the Notes, any term of the Notes may be amended or waived upon the written consent of the Company and the Majority Holders (as such term is defined in the Notes); provided, that (a) any such amendment or waiver must apply to all outstanding Notes and (b) without the consent of a specific Purchaser, no amendment or waiver shall (i) change the Stated Maturity Date (as defined in the Notes) of such Purchaser's Note, (ii) reduce the principal amount of or the interest rate due on such Purchaser's Note; (iii) change the Conversion Price (as defined in the Notes) of such Purchaser's Note or (iv) change the place of payment of such Purchaser's Note; and

Whereas, the Purchasers that are parties to this Agreement constitute the Majority Holders; and

Whereas, pursuant to Section 15 of the Warrants, any term of the Warrants may be amended or waived upon the written consent of the Company and the holders of Warrants representing at least 60% of the shares issuable upon exercise of all Warrants then outstanding; provided, that (a) any such amendment or waiver must apply to all outstanding Warrants and (b) without the consent of a specific Purchaser, no amendment or waiver shall (i) change the Exercise Period (as defined in the Warrants) of such Purchaser's Warrant, (ii) change the number of shares issuable upon exercise of such Purchaser's Warrant, (iii) change the Exercise Price (as defined in the Warrants) of such Purchaser's Warrant or (iv) change the place to which a Notice of Exercise must be delivered; and

Whereas, the Purchasers that are parties to this Agreement hold Warrants representing at least 60% of the shares issuable upon exercise of all Warrants outstanding as of the date of this Agreement; and

Whereas, the Company and the Purchasers desire to amend the April Purchase Agreement, the Notes and the Warrants as set forth below.

Agreement

Now, Therefore, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    Termination of Sections 7.1 through 7.7 of the April Purchase Agreement. Sections 7.1 through 7.7 of the April Purchase Agreement shall terminate as of the closing of the New Financing and shall be of no further force or effect. The Purchasers hereby waive any right they may have to receive any payments of liquidated damages by operation of Sections 7.2(a) or 7.2(b) of the April Purchase Agreement.

2.    Termination of Section 7.10 of the April Purchase Agreement. Section 7.10 of the April Purchase Agreement shall terminate as of the closing of the New Financing and thereafter shall be of no further force or effect. The undersigned hereby waive any rights they may have to participate in the New Financing pursuant to said Section 7.10.

3.    Amendment to Section 1.1 of Warrants. Provided that each Purchaser is a party to this Agreement, Section 1.1 of each Warrant shall be deleted in its entirety and replaced with the following:

“Exercise Period” shall mean the period commencing on the date the Shareholder Approval (as defined in the Purchase Agreement) is obtained and ending on April 27, 2009. Notwithstanding the foregoing, the Exercise Period shall not commence unless the merger with Master Replicas Inc. contemplated by the Agreement and Plan of Merger, dated as of October 4, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp. is not consummated on or prior to December 31, 2006.

4.    Amendment to First Paragraph of Notes.  The first paragraph of each Note shall be deleted in its entirety and replaced with the following:

For value received, Corgi International Limited, a Hong Kong corporation (the “Company”), promises to pay to [Name of Holder] (“Holder”) at its address at [address of Holder], the principal sum of [Holder’s principal amount] with simple interest on the outstanding principal amount at the rate of (a) 11% per annum until and including June 26, 2006 (the “Approval Date”) and (b) 7.5% per annum thereafter. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. Interest on this Note shall accrue semi-annually and shall be payable semi-annually on the last day of June and December of each year (each, an “Interest Payment Date”), commencing on September 30, 2006, to the Holder of record on the immediately preceding June 15 or December 15, as applicable (each, an “Interest Record Date”); provided, however, that no interest shall be payable until the earlier to occur of (i) conversion of this Note upon consummation of the financing contemplated by the Purchase Agreement, dated as of November 16, 2006, among the Company and the investors named therein (in which case such interest shall convert into ADSs as provided in this Note), and (ii) the termination of the Merger Agreement, dated as of October 4, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp. in accordance with its terms (at which time all interest accrued through the most recent payment date shall be due and payable). Subject to the other provisions of this Note, the principal of this Note and all accrued and unpaid interest hereon shall mature and become due and payable on October 31, 2008 (the “Stated Maturity Date”).

The parties also hereby waive any Event of Default resulting from the Company’s failure to pay interest and any right to penalty interest that may have accrued under the Notes prior to the amendment to the Notes contained in this Agreement.

5.    Full Force and Effect. Except as expressly modified by this Agreement, the Initial Amendment and the Second Amendment, all of the terms and conditions of the April Purchase Agreement, the Notes and the Warrants shall remain in full force and effect.

6.    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

7.    Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles thereof.

[Signature pages follow]

The parties hereto have executed this Third Amendment and Waiver Agreement as of the date first set forth above.

Company: CORGI INTERNATIONAL LIMITED By: /s/ George Volanakis Name: George B. Volanakis Title: Chief Executive Officer and President

Purchasers:
Lagunitas Partners, LP By: Gruber & McBaine Capital Management LLC Its: General Partner By: /s/ J. Patterson McBaine Name: J. Patterson McBaine Title: Manager
Gruber and McBaine International By: Gruber & McBaine Capital Management LLC Its: Attorney-in-Fact By: /s/ J. Patterson McBaine Name: J. Patterson McBaine Title: Manager
Jon D. & Linda W. Gruber Trust By: /s/ Jon D. Gruber Name: Jon D. Gruber Title: Trustee
/s/ J. Patterson McBaine J. Patterson McBaine
/s/ George Volanakis George Volanakis
/s/ Charles McGettigan Charles McGettigan
LJHS Company, a McLeod Family Partnership By: /s/ Jack A. McLeod Name: Jack A. McLeod Title: Agent
SYM Partners, a McLeod Family Partnership By: /s/ Jack A. McLeod Name: Jack A. McLeod Title: Agent

[Signature Page to Third Amendment and Waiver Agreement]

SRB GREENWAY CAPITAL, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

SRB GREENWAY CAPITAL QP, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

SRB GREENWAY OFFSHORE
OPERATING FUND, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

[Signature Page to Third Amendment and Waiver Agreement]

WALKER SMITH INTERNATIONAL FUND, LTD.
By: WS Capital Management, L.P., Attorney-in-Fact
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

WALKER SMITH CAPITAL (Q.P.), L.P.
By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

WALKER SMITH CAPITAL, L.P.
By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

HHMI INVESTMENTS, L.P.
By: WS Capital Management, L.P., Investment Manager
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

[Signature Page to Third Amendment and Waiver Agreement]